Exhibit 99.1

Cenovus’s Energy provides corporate update

Calgary, Alberta (April 2, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is implementing additional measures to enhance its financial resilience in response to the low global oil price environment that is expected to continue for an unknown period. The company’s financial framework and flexible business plan provide it with multiple options to prudently manage its balance sheet. Cenovus has decided to reduce its planned 2020 capital spending by an additional $150 million which, combined with the $450 million reduction announced March 9, 2020, is a $600 million decrease from the budget released in December. The company is also forecasting operating cost reductions of about $100 million and general and administrative (G&A) cost reductions of about $50 million compared with the initial December budget. In addition, Cenovus is temporarily suspending its dividend.

“We are taking proactive steps to address the current business environment while continuing to focus on the safety of our people and assets and maintaining reliable performance at our operations,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “It is challenging to predict the duration and depth of these unprecedented low commodity prices. We have positioned the company with ample liquidity and a strong balance sheet to manage through this unpredictable global downturn.”

Revised 2020 budget forecast
	April 2, 2020 budget update	March 9, 2020 budget update	December 10, 2019 budget	% change vs. December[1]
Total capital expenditures ($ billions)	0.75 – 0.85	0.9 – 1.0	1.3 – 1.5	-43
General & administrative expenses ($ millions)	230 – 250		280 – 300	-17
Total oil sands production (Mbbls/d)		350 – 400	390 – 410	-6
Total Deep Basin production (MBOE/d)			82 – 86	--
Total production (MBOE/d)		432 – 486	472 – 496	-5

1 Based on the midpoint of the ranges.

Dividend suspension

Cenovus had based its ability to provide a sustainable dividend from free funds flow on a West Texas Intermediate (WTI) price environment of US$45/bbl. In the context of recent commodity price forecasts and economic, market and business conditions in the oil and gas industry, Cenovus has decided to suspend its quarterly dividend.

Strong liquidity

Besides having top-tier assets and one of the lowest cost structures in its industry, Cenovus has a strong balance sheet, which places it in a solid position to weather the current market environment. The company has $4.5 billion of undrawn committed credit facilities, with renewals in late 2022 and late 2023, a further $1.6 billion of demand lines and no bond maturities until late 2022. These provide ample liquidity and runway to sustain its operations through a prolonged market downturn.

Additional cost reductions

The new capital expenditure guidance of $750 million to $850 million is a 43% reduction from the budget released in December 2019 and an incremental $150 million reduction from the capital guidance update provided March 9, 2020. The remaining capital budget is focused on sustaining oil sands production and refining operations. Cenovus is confident the revised capital spend will be sufficient to ensure ongoing safe and reliable operations and adherence to regulatory commitments and will enable the company to proceed with necessary maintenance.

The nature of Cenovus’s oil sands and conventional assets enables the company to safely ramp production up and down quickly to respond to market conditions and maximize returns, as has been demonstrated over the past couple of years. When the company announced initial capital expenditure reductions and a ramp down of its rail business on March 9, 2020, it also reduced its forecast oil sands production by 6% to between 350,000 and 400,000 barrels per day (bbls/d), and total production by 5% to between 432,000 and 486,000 barrels of oil equivalent per day (BOE/d), while maintaining its Deep Basin production forecast. Cenovus expects those updated production ranges can still be achieved with the additional capital expenditure reductions announced today. The company has managed its assets through similar commodity price events in the recent past and is confident in its operating practices.

Teams from across the company have identified cost-saving measures, resulting in a reduction to G&A expenses of $50 million, or 17%, compared with the December budget, as well as additional operating efficiencies of $100 million across Cenovus’s operations. Although production volumes will be lower than initially anticipated, Cenovus is maintaining its forecast per-barrel oil sands operating costs within the guidance range provided in December due to additional oil sands operating cost efficiencies. As a result of the measures it is currently taking and the quality of its assets, sustaining costs at its oil sands operations have dropped to about $2.60/bbl for the year. The company anticipates per-barrel sustaining costs will return to more normal levels over the longer term.

A decision has been made to roll back salaries across the company, with an emphasis on Board, executive and senior leader compensation. Effective May 1, 2020, Board members will receive a 25% compensation reduction. The President & CEO will have his annual base salary reduced by 25%, other executive team members will take a 15% annual base salary reduction, Vice-Presidents and their equivalents in technical positions will receive a 12% annual base salary rollback and employees at other levels will experience a graduated smaller salary impact.

“Our compensation philosophy is focused on alignment with shareholders, which is why we have a mandatory share ownership policy for senior leaders and an annual incentive program based on the company achieving its goals,” said Pourbaix. “The salary rollback, which will have the greatest impact on senior leaders, is a way to demonstrate the entire company is committed to addressing the challenges we face.”

Guidance update

Cenovus has updated its corporate guidance to reflect the revisions from today and March 9 to production volumes and capital and G&A expenditures. The new guidance can be found on cenovus.com in the Investors section.

COVID-19 response

In addition to these decisive measures Cenovus is taking to maintain its financial resilience in the current challenging commodity price environment, the company has also been taking proactive steps to protect the health and safety of its staff and the continuity of its business in response to the COVID-19 pandemic. To deter COVID-19 from spreading in any of its workplaces, Cenovus has implemented social distancing measures, including directing the vast majority of its office staff and certain non-essential field staff to work from home. Following the guidance of health officials, mandatory self-quarantine policies, travel restrictions, screening and enhanced cleaning and sanitation measures have been put in place. Cenovus staff have been committed to adhering to the new procedures and there have been no positive tests of COVID-19 with any of its workforce. Cenovus also has a comprehensive Business Continuity Plan to ensure continued safe and reliable operations in the event of a COVID-19 outbreak at any of its workplaces.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “achieve”, “anticipate”, “commitment”, “committed”, “confident”, “continue”, “enable”, “enhance”, “ensure”, “expect”, “focus”, “forecast”, “guidance”, “maintain”, “plan”, “position”, “proceed”, “protect”, “resilience”, “respond”, “sustain”, “weather”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: reducing planned 2020 capital spending, operating costs and G&A costs; temporary suspension of the quarterly dividend; ample liquidity and runway to sustain operations through a prolonged market downturn; capital expenditures being sufficient to ensure ongoing safe and reliable operations and adherence to regulatory commitments and sufficient to enable Cenovus to proceed with necessary maintenance; updated production ranges announced March 9, 2020 can still be achieved with the additional capital expenditure reductions; maintaining forecast per barrel oil sands operating costs based on identified additional oil sands operating cost efficiencies; per barrel sustaining costs in the short and longer term; the impact of compensation decisions and the focus on shareholder alignment; proactive steps to protect the health and safety of staff and the continuity of our business in response to the COVID-19 pandemic; and all statements related to Cenovus’s revised Guidance dated April 1, 2020.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The assumptions on which our forward-looking information is based include: low global oil price environment for an unknown and potentially sustained period; ample and continued liquidity and runway to sustain operations through a prolonged market downturn; sufficient cash flow to fund the revised capital program; the revised capital spend will be sufficient to ensure ongoing safe and reliable operations, adhere to regulatory commitments, and enable Cenovus to proceed with necessary maintenance; our ability to maintain additional operating efficiencies; our ability to reduce our 2020 oil sands production, including without negative impacts to our assets; our forecast production volumes are subject to potential further ramp down of production based on business and market conditions; foreign exchange rate, including with respect to our US$ debt and refining capital and operating expenses; our ability to develop, access and implement all technology necessary to achieve expected future results; compensation decisions will align with shareholder experience; and the impact of our response to the COVID-19 global pandemic.

Revised 2020 guidance, dated April 1, 2020, assumes: Brent prices of US$39.00/bbl, WTI prices of US$34.00/bbl; Western Canadian Select (WCS) of US$18.50/bbl; Differential WTI-WCS of US$15.50/bbl; AECO natural gas prices of $2.00/Mcf; Chicago 3-2-1 crack spread of US$8.30/bbl; and an exchange rate of $0.70 US$/C$.

The risks and uncertainties that could cause our actual results to differ materially, include, but are not limited to: volatility of commodity prices, currency valuations and interest rates; the accuracy of cost estimates; product supply and demand; accuracy of our share price and market capitalization assumptions; our ability to reduce production to desired levels; our ability to finance sustaining capital expenditures; our continued liquidity is sufficient to sustain operations through a prolonged market downturn; our ability to maintain desirable ratios of debt to capitalization; changes in credit ratings applicable to us or any of our securities; changes in general economic, market and business conditions; the success of our response to the COVID-19 global pandemic; the political and economic conditions in the countries in which we operate or supply; and the occurrence of unexpected events and the instability resulting therefrom.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019 as well as its Annual Information Form and Form 40-F for the year ended December 31, 2019 (all available on SEDAR at sedar.com, EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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